KSM KATZ SAPPER & MILLER

Report of Independent Registered Public Accounting Firm
on the Exemption Report pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Member
Applied Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Applied Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Applied Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Applied Capital, LLC stated that Applied Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Applied Capital, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Applied Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 9, 2016

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.